UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Captivision Inc.

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G18932106

(CUSIP Number)

September 30, 2024

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Bio X Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,802,462 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,802,462 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,462 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 1,802,462 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Captivision Inc. (the “Issuer”) directly held by Bio X Co., Ltd. (“Bio X”). Houngki Kim is the Chief Executive Officer of Bio X. Excludes the Ordinary Shares reported by Houngki Kim, the Chief Executive Officer of Bio X, in a separate Schedule 13G. Investment and voting decisions with respect to the Ordinary Shares held by Bio X are made by a board of directors consisting of at least three members. Houngki Kim disclaims beneficial ownership of the Ordinary Shares reported by Bio X, except to the extent of his pecuniary interest therein.

(2)

Based on an aggregate of 30,611,284 Ordinary Shares outstanding as reported by the Issuer in its prospectus dated November 8, 2024 that forms a part of its Registration Statement on Form F-1 (File No. 333-282709), which prospectus was filed on November 12, 2024.

Item 1. (a) Name of Issuer:

Captivision Inc., a Cayman Islands exempted company

(b)	Address of Issuer’s Principal Executive Offices:

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

Item 2. (a) Name of Person Filing:

Bio X Co., Ltd. (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

8F, 10, Ewhayeodae 1-gil, Seodaemun-gu

Seoul 03766, Republic of Korea

(c)	Citizenship:

See the response to row 4 of the cover page of the Reporting Person.

(d)	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share

(e)	CUSIP Number:

G18932106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount Beneficially Owned: See the response to row 9 of the cover page of the Reporting Person.

(b) Percent of Class: See the response to row 11 of the cover page of the Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See the response to row 5 of the cover page of the Reporting Person.

(ii) Shared power to vote or to direct the vote

See the response to row 6 of the cover page of the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See the response to row 7 of the cover page of the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See the response to row 8 of the cover page of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 13, 2024

BIO X CO., LTD.

By:	/s/ Houngki Kim
Name:	Houngki Kim
Title:	Representative Director